Exhibit 99.3

Borr Drilling Fleet Status Report - 31st May 2022

New Contracts / Extensions / Amendments

Gunnlod
• Contract: April 2022 to October 2022, Undisclosed, Southeast Asia
Saga
• Contract: September 2022 to October 2022, Hess, Malaysia
Saga
• Contract: Nov 2022 to October 2026, Brunei Shell Petroleum, Brunei
Arabia I
• Contract: October 2022 to October 2025, Saudi Aramco, Saudi Arabia
Arabia II
• Contract: October 2022 to October 2025, Saudi Aramco, Saudi Arabia
Mist
• Option exercised by PTTEP, Thailand
Norve
• 2 x wells option exercised by Vaalco, Gabon
Prospector 1
• Option exercised by Neptune, UK

Letters of Award / Letters of Intent / Negotiations

None to report

Other Developments

Gunnlod
• Concluded operations with IPC , Malaysia and commenced follow on contract in April 2022 (Southeast Asia).
Idun
• Commenced operations with Petronas Carigali Sdn Bhd (PCSB), Malaysia in March 2022
Groa
• Commenced operations with QatarEnergy, Qatar in April 2022
Prospector 5
• Commenced operations with Dana Petroleum, Netherlands in May 2022
Prospector 1
• Concluded operations with Kistos, Netherlands in February 2022 and commenced operations with Neptune, Netherlands in March 2022
Ran
• Commenced operations with Petrofac, United Kingdom in March 2022

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 31st May 2022

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Gunnlod	PPL Pacific Class 400	400 ft	2018	Undisclosed	April - 2022	October - 2022	Southeast Asia	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Petronas Carigali	March - 2022	May - 2023	Malaysia	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	November - 2021	October - 2022	Thailand	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Hess	September - 2021	September - 2022	Malaysia	Operating
				Hess	September - 2022	October - 2022	Malaysia	Committed
				Brunei Shell Petroleum	November - 2022	October - 2026	Brunei	Committed with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019		January - 2022	June - 2022	Singapore	Contract Preparations
				CPOC	July - 2022	June - 2023	Malaysia-Thailand Joint Development Area	LOA
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	February - 2022	March - 2023	Cameroon	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	January - 2023	Congo	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco	December - 2021	August - 2022	Gabon	Operating with option to extend
				BW Energy	October - 2022	May - 2023	Gabon	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2024	Qatar	Operating with option to extend
Arabia I	KFELS B Class	400 ft	2020		April - 2022	October - 2022	Singapore	Contract Preparations
				Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Committed with option to extend
Arabia II	KFELS B Class	400 ft	2019		April - 2022	October - 2022	Singapore	Contract Preparations
				Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune	March - 2022	January - 2023	Netherlands / United Kingdom	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Dana Petroleum	May - 2022	June - 2022	Netherlands	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	Petrofac	March - 2022	July - 2022	United Kingdom	Operating with option to extend
				Wintershall	August - 2022	January - 2023	Mexico	Committed
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating

Available Rigs

Frigg [1]	KFELS Super A Class	400 ft	2013	Available			Cameroon	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked

Under Construction Rigs

Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in May - 2025
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2025
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2025
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2025
Heidrun	KFELS Bigfoot B Class	350 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December - 2025

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

Total Fleet			28	20	3	0	5

Borr Drilling Fleet Status Report - 31st May 2022

Rig Name	Location	2022	2023	2024	2025
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Thor	Singapore/Malaysia-Thailand JDA	Contract Prep	CPOC	Option
Gunnlod	Southeast Asia	IPC	Undisclosed	Option
Idun	Malaysia	Petronas Carigali	Option
Mist	Thailand	PTTEP
Saga	Malaysia/Brunei	Hess	Hess	Brunei Shell Petroleum
Skald	Thailand	PTTEP	Option
Gerd	Cameroon	ADDAX	Option
Natt	Congo	ENI	Option
Norve	Gabon	Vaalco	BWE	Option
Groa	Qatar	Warm Stacked	QatarEnergy	Option
Arabia I	Singapore / Saudi Arabia	Contract Prep	Saudi Aramco	Option
Arabia II	Singapore / Saudi Arabia	Contract Prep	Saudi Aramco	Option
Prospector 1 [1]	Netherlands / United Kingdom	Kistos	Neptune	Option
Prospector 5 [1]	Netherlands	Dana
Ran [1]	United Kingdom / Mexico	Petrofac	Mob	Wintershall
Galar	Mexico	PEMEX
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Njord	Mexico	PEMEX
Odin	Mexico	PEMEX
Frigg [1]	Cameroon	Warm Stacked
Gyme	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore	Rig Delivery in May 2025
Vale	KFELS shipyard, Singapore	Rig Delivery in July 2025
Var	KFELS shipyard, Singapore	Rig Delivery in September 2025
Huldra	KFELS shipyard, Singapore	Rig Delivery in October 2025
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December 2025

Firm	Option	Available	Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 31st May 2022

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.